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COLUMBIA MANAGEMENT.



February 15, 2005

CHANGES TO PRODUCT OFFERING

As part of an ongoing effort to keep our investment professional partners informed, we would like to review planned changes to our mutual fund product line. Columbia Management, including Banc of America Capital Management, LLC (BACAP(1)) has undertaken an effort to streamline the array of products offered in the Columbia and Nations funds families to address the needs of investors as effectively and efficiently as possible. This initiative is an ordinary progression following the consolidation of the former FleetBoston Financial and Bank of America organizations.

The Board of Trustees of Columbia Funds recently approved several changes to the Columbia Funds product line. Below is an outline of mergers among Columbia Funds, additional mergers involving Columbia and Nations Funds and, lastly, the liquidation of one fund. Each of the proposed mergers is subject to approval by shareholders at meetings scheduled for September 2005. The proposed mergers of Columbia Funds with Nations Funds also are subject to approval by the Nations Funds Board of Trustees.

FUNDS STREAMLINING - MERGERS
The Columbia Funds and Nations Funds product offering currently includes funds that have similar mandates and investment styles. In an effort to achieve economies of scale and other benefits for our shareholders, Columbia Funds is proposing the merger of several of those funds. Through these mergers, we hope to position the combined funds in such a way that they can invest more efficiently and spread their fixed costs over a larger asset base, potentially resulting in lower expense ratios. These changes figure prominently in our effort to rationalize our product line and to provide our shareholders with the best products and services possible. In recommending which fund should survive in a merger, a number of factors are considered, including historical performance, expenses, tax consequences, investment objective and ability to attract future assets.

The following are the mergers approved by the Columbia Board of Trustees. Please note that mergers of Columbia Funds into Nations Funds are subject to the approval of the Nations Funds Board of Trustees. Further, certain of the mergers described below also may involve more or more Nations Funds that are proposed to be acquired. We expect to announce information on these transactions, and additional mergers involving Nations Funds in the near future. (Figures in parentheses are the funds' total assets as of January 31, 2005).


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1  Columbia Management is the primary investment management division of Bank of
   America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. BACAP, an SEC registered investment adviser, is part of Columbia Management and is a wholly-owned subsidiary of Bank of America, N.A. Nations Funds are distributed by BACAP DISTRIBUTORS, LLC. CMG Funds are distributed by Columbia Financial Center Incorporated. Columbia Funds are distributed by Columbia Funds Distributors, Inc., which also provides certain intermediary relationship management services to BACAP Distributors, LLC with respect to the Nations Funds. BACAP Distributors, LLC, Columbia Funds Distributor, Inc. and Columbia Financial Center Incorporated are part of Columbia Management, members NASD, SIPC, and are affiliates of Bank of America Corporation.






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EQUITY MUTUAL FUNDS:

- Columbia Newport Tiger Fund ($340.6 million ) would be merged into Columbia International Stock Fund ($663.3 million, prior to pending merger with Columbia International Equity Fund). The management team of Penny Burgess and Deborah Snee, who currently manage the Columbia International Stock Fund, is expected to run the combined fund after the merger.

- Columbia Tax-Managed Growth Fund II ($38.5 million) would be merged into Columbia Tax-Managed Growth Fund ($269.9 million). Both funds are managed by a team of investment professionals assigned to it by Stein Roe Investment Counsel, LLC, a registered investment advisor which acts as the sub-advisor to both funds, and is expected to run the combined fund following the merger.

- Columbia Mid Cap Value Fund ($1,816.9 million) would be merged into Nations Mid Cap Value Fund ($571.2 million). Both funds are managed by David Hoffman and Diane Sobin, who are expected to run the combined fund following the merger.

- Columbia Large Company Index Fund ($872.9 million) would be merged into Nations Large Cap Index Fund ($1,349.6 million). The management team of the Nations Large Cap Index Fund, led by Vikram Kuriyan, is expected to run the fund following the merger.

- Columbia Tax-Managed Value Fund ($74.2 million) would be merged into Columbia Growth & Income Fund ($1,907 million).

- Columbia Small Company Index Fund ($342.4 million) would be merged into Nations Small Cap Index Fund ($1,073.2 million). The management team of the Nations Small Cap Index Fund, led by Vikram Kuriyan, is expected to run the fund following the merger.



FIXED-INCOME MUTUAL FUNDS:

- Columbia Short Term Bond Fund ($507.1 million) would be merged into Nations Short Term Income Fund ($1,100.5 million). Both funds are managed by Leonard Aplet and Richard Cutts, who are expected to run the combined fund following the merger.

- Columbia Intermediate Government Income Fund ($356.7 million) would be merged into Nations Intermediate Bond Fund ($655.6 million). Brian Drainville, who currently manages the Nations Intermediate Bond Fund, is expected to run the combined fund after the merger.

- Columbia Income Fund ($632.1 million) would be merged into Columbia Intermediate Bond Fund ($1,140.4 million). Both funds are managed by teams led by Mark Newlin. A management team of Mark Newlin, Stephen Luetger, Thomas LaPointe, and Kevin Cronk is expected to run the combined fund after the merger.

- Columbia Pennsylvania Intermediate Municipal Bond Fund ($25.1 million) would be merged into Columbia Intermediate Tax Exempt Fund ($516.2 million).



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-        Columbia Managed Municipals Fund ($421.4 million) would be merged into
         Columbia Tax-Exempt Fund ($1,705.2 million).

- Columbia Florida Intermediate Municipal Bond Fund ($68.6 million) would be merged into Nations Florida Intermediate Municipal Fund ($199.8 million).



FIXED-INCOME VARIABLE SERIES FUNDS:

- Columbia High Yield Fund, Variable Series ($86.1 million) would be merged into Nations High Yield Bond Portfolio ($98.6 million).

All mergers are subject to shareholder approval at special meetings expected to be held in September, 2005 and are tentatively set to occur during September and October (the one variable series merger is tentatively set to occur in late 2005 or early 2006). With the exception of Columbia High Yield Fund, Variable Series, the funds that are slated to be acquired will be closed to new and subsequent investments at the close of business on April 29, 2005. However, purchases that are part of an Automatic Investment Plan, Automated Dollar Cost Averaging program or Automatic Dividend Diversification program, as well as dividend reinvestments and contributions to certain existing retirement plan accounts, will continue.


FUNDS STREAMLINING - LIQUIDATION
The Trustees of Columbia National Municipal Bond Fund, Inc. have decided to liquidate the fund (total assets of $13.1 million as of January 31, 2005). The small size of this fund reduces the likelihood that shareholders would be able to benefit from the lower expense ratios that larger funds may generate. We considered merging the fund with another Columbia Fund but determined that doing so was not in the best interest of the fund's shareholders.

Liquidation of the fund is subject to shareholder approval at a special meeting expected to be held in September, 2005, the liquidation would then take place within a reasonable time thereafter. The fund will be closed to new and subsequent investments at the close of business on April 29, 2005. However, purchases that are part of an Automatic Investment Plan, Automated Dollar Cost Averaging program or Automatic Dividend Diversification program, as well as dividend reinvestments and contributions to certain existing retirement plan accounts, will continue.

Shareholders in the fund may close out their investments through any of the following:

- Do nothing, and, pending approval of shareholders to liquidate, we will automatically redeem your account on the liquidation date and forward a check for the balance to the address of record. Contingent deferred sales charges and redemption fees will be waived on the liquidation date.

- Exchange shares of Columbia National Municipal Bond Fund for comparable shares in any other Columbia Fund. Shareholders will not pay additional sales charges on this exchange. While there are no other Columbia Funds that follow the exact investing style pursued by the Columbia National Municipal Bond Fund, investors may want to consider the Columbia Tax Exempt Fund. Shareholders should see that fund's prospectus for additional information.





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                              - DO NOT DISTRIBUTE -



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-        Redeem fund shares at any time prior to the liquidation date. Voluntary liquidations will be subject to any restrictions including contingent deferred sales charges and redemption fees currently described in the fund's prospectus.

With all of these options, shareholders may realize a gain or loss when they exchange or redeem shares in Columbia National Municipal Bond Fund, Inc. Shareholders should consult a tax advisor about the tax implications that may result from the exchange or liquidation of fund shares.

ADDITIONAL INFORMATION ON THE FUND MERGERS AND THE LIQUIDATION WILL BE COMMUNICATED TO SHAREHOLDERS THROUGH LETTERS AND PROSPECTUS SUPPLEMENTS TO BE MAILED BEGINNING THIS WEEK.



FEBRUARY 2005 SHAREHOLDER MEETINGS & FUND MERGERS
Columbia Funds shareholder meetings originally scheduled for February 16, are expected adjourned to March 11, 2005 as receipt of a quorum of outstanding votes prior to the meetings does not appear likely. The shareholder meeting for Columbia Contrarian Income Fund is still scheduled for March 1, 2005. The primary purpose of these proxy solicitations was to approve the mergers below. Subject to shareholder approval, Columbia intends to complete these mergers on or about Friday, March 18, 2005.

-        Columbia Common Stock Fund would be merged into Columbia Large Cap Core
         Fund.

- Columbia International Equity Fund would be merged into Columbia International Stock Fund.

- Columbia Contrarian Income Fund would be merged into Columbia Quality Plus Bond Fund.

-        Columbia Growth Fund would be merged into Columbia Large Cap Growth
         Fund.

Lastly, Columbia Corporate Bond Fund originally was proposed to be merged, along with Columbia Contrarian Income Fund, into Columbia Quality Plus Bond Fund. The fund was closed to new and subsequent investments effective November 10, 2004. Columbia has since reevaluated its position and no longer recommends a merger, but rather intends to liquidate the fund at a future date in 2005.

If you have any questions about the transactions described above, please call your dedicated service team.

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
                                                                      THE PRIVATE BANK
      FINANCIAL                        INDEPENDENT     RETIREMENT        OF BANK OF
    INSTITUTIONS    BROKER/DEALERS      ADVISORS       INVESTMENTS         AMERICA
    800-718-9009     800-215-5005     800-446-4008    877-894-3582      800-521-1297
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We appreciate your confidence in Columbia Funds and look forward to serving you in the future.







                    - FOR INVESTMENT PROFESSIONAL USE ONLY -
                              - DO NOT DISTRIBUTE -



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PLEASE CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE
FUNDS CAREFULLY BEFORE INVESTING. CONTACT COLUMBIA MANAGEMENT FOR A PROSPECTUS, WHICH CONTAINS THIS AND OTHER IMPORTANT INFORMATION ABOUT OUR FUNDS. READ IT CAREFULLY BEFORE YOU INVEST.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. For more information regarding the surviving fund of each merger, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger (containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission and become effective, please call 800-345-6611 or visit www.columbiafunds.com. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Please read the prospectus/information statement carefully before making any investment decisions.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Nations Funds are distributed by BACAP DISTRIBUTORS, LLC. Columbia Funds are distributed by COLUMBIA FUNDS DISTRIBUTORS, INC., which also provides certain intermediary relationship management services to BACAP Distributors, LLC with respect to the Nations Funds. BACAP Distributors, LLC, Columbia Funds Distributor, Inc. and Columbia Financial Center Incorporated are part of Columbia Management and are affiliates of Bank of America Corporation.




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Not FDIC Insured    May Lose Value    No Bank Guarantee
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                                                           COL-95/522O 0205 4386












                    - FOR INVESTMENT PROFESSIONAL USE ONLY -
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